

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2011

Via E-mail
Dr. Mehran P. Ghazvini
President and Chief Executive Officer
Global Green, Inc.
2820 Remington Green Circle
Tallahassee, FL 32308

> **Re:** **Global Green, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 24, 2011**
> **File No. 333-174853**

Dear Dr. Ghazvini:

We have reviewed your amended registration statement and response letter filed August 24, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We note your response to Comment 2 and reissue the comment. Please expand your disclosure of NHIL's holdings percentage on pages 3, 13, 14, 27, 35, and 49-50 to indicate the percentage of issued and outstanding shares NHIL will hold following completion of this offering. Your current disclosure quantifies NHIL's holdings as a percentage prior to the offering, and indicates the number of shares being offered by NHIL in this prospectus. This information is not sufficient.

Our Company Risk Factors, page 5

2. We note your response to Comment 7 and reissue the comment in part. Please add a risk factor relating to the company's dependence upon AHPharma for the services provided,

and disclose any circumstances under which the Cost and Evaluation Agreement may be terminated by the parties to the agreement.

3. We note your response to Comment 14. Please reconcile your statement that you will not receive proceeds in the offering with your disclosure in the risk factor on page 7 which states that the company may employ other officers and consultants upon receipt of the proceeds from this offering. Please revise your disclosure accordingly.

"We have a lack of revenue history and investors cannot view our past performance . . .," page 6

4. We note your response to Comment 9 and reissue the comment. Please expand the last sentence of this risk factor to briefly describe the "unforeseen costs, expenses and problems" that may result due to your status as a development venture. Please note that with this additional information, the reader will be able to adequately understand the risk facing your business. You may reference other risk factors found in this section.

"Our officers and directors are not employed full-time by us . . .," page 8

5. We note your response to Comment 21 and reissue the comment. The last sentence of this risk factor is mitigating information. Accordingly, it is not appropriate disclosure in a risk factor. Please revise your discussion to delete this statement.

"Our potential products are subject to extensive regulatory . . .," page 9

6. Please refer to your response to Comment 24. Please expand this risk factor to briefly describe the process for obtaining USDA approval to manufacture, market, and sell your product. We note your disclosure that you are currently involved in Phase 4 testing. Please explain the specific Phase 4 testing requirements necessary to obtain USDA approval.

"Two of our Officers and Directors are the majority shareholders of the Company. . . .," page 13

7. We note your response to comment 33 and reissue the comment as it appears that you have not made any corresponding revisions to your registration statement. The risk factors presented on page 13 under the heading highlighted above and on page 14 under the heading entitled "Because Dr. Mehran P. Ghazvini, DC, our President…," continue to address the same risk. Please revise your risk factor discussion accordingly.

"The regulation of penny stocks by SEC and FINRA may discourage . . .," page 14

8. We note your response to Comment 34 and reissue the comment in part. Please expand your discussion in this risk factor to discuss the specific legal remedies which are available to investors in penny stocks if broker-dealers do not meet their obligations

under the penny stock rules and penny stocks are sold in violation of the investor's rights
or otherwise in a fraudulent manner.

Item 7. Selling Security Holders, page 18

9. Please refer to the amounts for "Total Shares" row at the bottom of the table on page 25,
and specifically the percentage totals for the columns entitled "Percentage Ownership
Before Offering" and "Percentage Ownership After Offering." These columns both
indicate totals of 100 percent, but these percentages do not appear to accurately reflect
the total amounts of each column. Please revise your disclosure to clarify.

Item 11. Information with Respect to the Registrant, page 27

10. We note your response and your revised disclosure in relation to Comment 45. Please
also revise your disclosure on page 35 under the heading "Our Product" to clarify that the
Sotomayor Antigen has been patented by NHIL, not the company.

How Salmogenics Differs from Other Vaccines on the Market, page 31

11. We note your response to Comment 46 and reissue the comment in part. Please expand
your disclosure to provide a source for the statement on page 32 that "[t]he USDA has
recently ordered the poultry industry to reduce the percentage of Salmonella infected
chicken allowed on the market from 7% to 5%" or delete this statement from the
prospectus.

Product Customer Decisions, page 32

12. We note your response to Comment 47 and reissue the comment in part. Please provide a
source for the information found in the table on page 33 representing the top 10 broiler
chicken companies or delete this information from the prospectus.

Government Regulation, page 36

13. We note your response to Comment 51 and reissue the comment in part. Please provide
more detail regarding what is required under "efficacy studies." You state in your
registration statement that your product is currently undergoing Phase 4 testing. Please
describe the process by which the company will complete the Phase 4 efficacy
requirements. In this regard, your disclosure should elaborate on each of the steps
highlighted under the heading "Milestones" in your Plan of Operation at pages 37 and 38
of the registration statement. Please also discuss any other requirements that must be
met prior to obtaining USDA approval.

B. Description of Property, page 38

14. Please refer to your response to Comment 40. Please expand the table on page 38 to include a column that discloses the expiration date of each patent.

Consolidated Financial Statements, Independent Accountants' Report and Independent Auditors Report

Consolidated Financial Statements

15. In this amendment you did not include an audited consolidated balance sheet as of December 31, 2009 and the related audited consolidated statements of operations, shareholders' equity and cash flows for the two years ended December 31, 2010 as required by Article 8-02 of Regulation S-K. Please amend your filing accordingly.

Consolidated Statement of Operations, page F-5

16. Please refer to your response to prior comment 58. Loss per share should be rounded to the nearest cent in order not to imply a greater degree of precision than exists. Please revise your loss per share here and on page F-6 accordingly.

Notes to the Consolidated Financial Statements
Note 1- Nature of the Organization, page F-9

17. Please refer to your revised disclosure in response to prior comment 59. As previously requested, please revise your disclosure to describe the accounting treatment of the Share Exchange between Global Green and GGII. Explain to us how the Share Exchange with the shareholder of GGII is reflected in the historical financial statements.

Note 3 – Summary of Significant Accounting Policies
Revenue Recognition, page F-10

18. Please revise your disclosure in response to prior comment 61 to refer to Staff Accounting Bulletin Topic 13 and not Staff Accounting Bulletin No. 13.

Note 4 – Intangible Assets, page F-11

19. Please refer to your revisions in response to prior comment 62. Please tell us your basis under GAAP for valuing the license using the par value of the shares issued in conjunction with the Share Exchange. Cite the authoritative accounting literature used to support your accounting.

L. Executive and Directors Compensation, page 47

20. We note your response to comment 68 and reissue the comment. It does not appear that you made any changes to your document in response to our comment. You state on page 49 that "To the best ability and in the best judgment of our officers and directors, any conflicts of interest between us and the personal interests of our officers and directors will be resolved in a fair manner which will protect our interests." Please disclose your basis for making this statement. If the officers and directors have a contractual arrangement with the company that speaks to conflicts of interest, please so disclose. Otherwise, please delete this statement from the prospectus.

Signatures, page 55

21. We note your response to Comment 71 and reissue the comment. It appears that you have changed the signature block of Dr. Ghazvini when he is signing the registration statement on behalf of the company. Please amend the signature block of Dr. Ghazvini in which he signs the registration statement on his own behalf. This signature block should reflect that he is signing the registration statement in his capacity as the company's principal executive officer, principal financial officer, and principal accounting officer as required by Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Tabatha Akins at (202) 551-3658 or Don Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239, Bryan Pitko at (202) 551-3203, or me at (202) 551-3710 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

cc: Michael A. Littman
        Attorney at Law
        7609 Ralston Road
        Arvada, CO 80002